Exhibit 99.1

October 3, 2019

To All

Company name:	ALPS ALPINE CO., LTD.
Representative:	Toshihiro Kuriyama
Representative Director, President & CEO (Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi
Senior Manager, Corporate Planning Operations TEL+81-3-5499-8026 (IR Direct)

Partial Corrections to the Notice Regarding the Status of the Acquisition of Own Shares

ALPS ALPINE CO., LTD. (the “Company”) hereby announces the following corrections to the “Notice Regarding the Status of the Acquisition of Own Shares” disclosed on October 2, 2019. The corrected portions have been underlined.

			Particulars

1.	Corrections (Before correction)
	2.	Total number of acquired shares:	307,400 shares
	3.	Aggregate amount of acquisition cost:	¥605,807,500
	(After correction)

	2.	Total number of acquired shares:	332,600 shares
	3.	Aggregate amount of acquisition cost:	¥652,375,900

2.	Reason for corrections Calculation error in number of acquired shares and amount of acquisition cost for September.

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